                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. )(1)


                                Geokinetics Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   372910 20 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             c/o William R. Ziegler
                      Satterlee Stephens Burke & Burke LLP
                           230 Park Avenue, 11th Floor
                    New York, New York 10169; (212) 404-8775
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  May 02, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box [ ].


---------------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 69 Pages

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 (b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------------------------                             -----------------------
CUSIP No.  372910 20 8                   13D                PAGE 2 OF 69 PAGES
----------------------------                             -----------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       Blackhawk Investors II, L.L.C.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
       OO (see Item 3)
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------
                         7   SOLE VOTING POWER
                             See Item 5(b)
    NUMBER OF       ------------------------------------------------------------
      SHARES             8   SHARED VOTING POWER
   BENEFICIALLY              See Item 5(b)
     OWNED BY       ------------------------------------------------------------
  EACH REPORTING         9   SOLE DISPOSITIVE POWER
      PERSON                 See Item 5(b)
       WITH         ------------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                             See Item 5(b)
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       5,317,804 shares of Common Stock (See Item 5 (a))
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                      [X]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       28.0% (See Item 5(a))
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       OO (Limited liability company)
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 69 Pages

----------------------------                             -----------------------
CUSIP No.  372910 20 8                   13D                PAGE 3 OF 69 PAGES
----------------------------                             -----------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       Blackhawk Investors, L.L.C.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
       N/A
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------
                             7   SOLE VOTING POWER
                                 See Item 5(b)
  NUMBER OF              -------------------------------------------------------
    SHARES                   8   SHARED VOTING POWER
 BENEFICIALLY                    See Item 5(b)
   OWNED BY              -------------------------------------------------------
EACH REPORTING               9   SOLE DISPOSITIVE POWER
    PERSON                       See Item 5(b)
     WITH                -------------------------------------------------------
                            10   SHARED DISPOSITIVE POWER
                                 See Item 5(b)
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       86,666 shares of Common Stock (See Item 5 (a))
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                       [X]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.46% (See Item 5(a))
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       OO (Limited liability company)
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 69 Pages

----------------------------                             -----------------------
CUSIP No.  372910 20 8                   13D                PAGE 4 OF 69 PAGES
----------------------------                             -----------------------
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       Blackhawk Capital Partners
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
       N/A
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Texas
--------------------------------------------------------------------------------
                             7   SOLE VOTING POWER
                                 See Item 5(b)
      NUMBER OF          -------------------------------------------------------
        SHARES               8   SHARED VOTING POWER
     BENEFICIALLY                See Item 5(b)
       OWNED BY          -------------------------------------------------------
    EACH REPORTING           9   SOLE DISPOSITIVE POWER
        PERSON                   See Item 5(b)
         WITH            -------------------------------------------------------
                            10   SHARED DISPOSITIVE POWER
                                 See Item 5(b)
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       5,404,470 shares of Common Stock (See Item 5 (a))
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                       [X]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       28.4% (See Item 5(a))
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 69 Pages

----------------------------                             -----------------------
CUSIP No.  372910 20 8                   13D                PAGE 5 OF 69 PAGES
----------------------------                             -----------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       Somerset Capital Partners
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
       OO; WK (see Item 3)
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       New York
--------------------------------------------------------------------------------
                            7   SOLE VOTING POWER
                                See Item 5(b)
      NUMBER OF          -------------------------------------------------------
        SHARES              8   SHARED VOTING POWER
     BENEFICIALLY               See Item 5(b)
       OWNED BY          -------------------------------------------------------
    EACH REPORTING          9   SOLE DISPOSITIVE POWER
     PERSON WITH                See Item 5(b)
                         -------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                See Item 5(b)
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       339,374 shares of Common Stock (See Item 5 (a))
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                       [X]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       1.8% (See Item 5(a))
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 5 of 69 Pages

----------------------------                             -----------------------
CUSIP No.  372910 20 8                   13D                PAGE 6 OF 69 PAGES
----------------------------                             -----------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       Thomas H. O'Neill, Jr.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
       N/A
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
--------------------------------------------------------------------------------
                             7   SOLE VOTING POWER
                                 See Item 5(b)
      NUMBER OF          -------------------------------------------------------
        SHARES               8   SHARED VOTING POWER
     BENEFICIALLY                See Item 5(b)
       OWNED BY          -------------------------------------------------------
    EACH REPORTING           9   SOLE DISPOSITIVE POWER
     PERSON WITH                 See Item 5(b)
                         -------------------------------------------------------
                            10   SHARED DISPOSITIVE POWER
                                 See Item 5(b)
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       339,374 shares of Common Stock (See Item 5 (a))
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                       [X]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       1.8% (See Item 5(a))
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 6 of 69 Pages

----------------------------                             -----------------------
CUSIP No.  372910 20 8                   13D                PAGE 7 OF 69 PAGES
----------------------------                             -----------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       Steven A. Webster
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
       OO; PF (See Item 3)
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
--------------------------------------------------------------------------------
                            7   SOLE VOTING POWER
                                See Item 5(b)
       NUMBER OF         -------------------------------------------------------
         SHARES             8   SHARED VOTING POWER
      BENEFICIALLY              See Item 5(b)
        OWNED BY         -------------------------------------------------------
     EACH REPORTING         9   SOLE DISPOSITIVE POWER
      PERSON WITH               See Item 5(b)
                         -------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                See Item 5(b)
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       5,819,900 shares of Common Stock (See Item 5 (a))
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                       [X]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       30.6% (See Item 5(a))
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 7 of 69 Pages

----------------------------                             -----------------------
CUSIP No.  372910 20 8                   13D                PAGE 8 OF 69 PAGES
----------------------------                             -----------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       William R. Ziegler
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
       OO; PF (see Item 3)
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
                                  See Item 5(b)
   NUMBER OF             -------------------------------------------------------
    SHARES                   8    SHARED VOTING POWER
 BENEFICIALLY                     See Item 5(b)
   OWNED BY              -------------------------------------------------------
EACH REPORTING               9    SOLE DISPOSITIVE POWER
  PERSON WITH                     See Item 5(b)
                         -------------------------------------------------------
                            10    SHARED DISPOSITIVE POWER
                                  See Item 5(b)
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       5,819,900 shares of Common Stock (See Item 5 (a))
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                       [X]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       30.6% (See Item 5(a))
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 8 of 69 Pages

                                  SCHEDULE 13D

INTRODUCTION.

     The reporting persons named in Item 2 below are hereby jointly filing this
Schedule 13D as a group solely because they may be deemed a "group" within the meaning of Rule 13d-5(b)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by virtue of the fact that: (i) they may be deemed to have acted in concert in connection with their acquisition of certain securities of the issuer, pursuant to the terms and conditions of a certain Securities Purchase and Exchange Agreement dated as of May 2, 2003 among the Company (as hereinafter defined), some of the reporting persons, and certain other persons signatory thereto (the "Securities Purchase and Exchange Agreement"); (ii) most of the reporting persons are parties to a certain Shareholders Agreement dated as of May 2, 2003 among such reporting persons on the one hand, an unaffiliated third party shareholder on the other hand and the Company (the "Shareholders Agreement"); and (iii) due to certain affiliations and relationships among the reporting persons, some of the reporting persons may be deemed to beneficially own the same securities acquired from the Company by certain other reporting persons. In accordance with Rule 13d-1(f) promulgated pursuant to the Exchange Act, the persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D (the "Group Filing Agreement"), a copy of which is attached hereto as Exhibit I. Copies of the Securities Purchase and Exchange Agreement and the Shareholders Agreement are attached hereto as Exhibit II and Exhibit III, respectively.

     Blackhawk Investors, L.L.C., Blackhawk Capital Partners, Steven A. Webster and William R. Ziegler, four of the reporting persons named in Item 2 below, are also signatories to (i) a certain Schedule 13D which was jointly filed with Securities and Exchange Commission (the "Commission") on October 27, 1997 by such reporting persons (the "Initial Group Filing") because such persons may have been deemed to constitute a "group" within the meaning of Rule 13d-5(b)(1) promulgated pursuant to the Exchange Act by virtue of the fact that they may have acted in concert in connection with their acquisition of certain securities of the issuer and because of certain affiliations and relationships among such persons, and (ii) a certain Amendment No. 1 to the Initial Group Filing, which is being filed with the Commission contemporaneously with the filing of this Initial Statement of Beneficial Ownership, on Schedule 13D, to disclose a termination of such Initial Group Filing (the "Termination of Initial Group Filing") upon the filing of this Statement.

ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the common stock, par value $0.01 per share (the "Common Stock") of Geokinetics Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is One Riverway, Suite 2100, Houston, Texas 77056.

ITEM 2.  IDENTITY AND BACKGROUND.

     Blackhawk Investors II, L.L.C. is a Delaware limited liability company ("Blackhawk II"), that was formed recently to acquire, own and hold shares of Common Stock of the Company to


                               Page 9 of 69 Pages
be purchased in a private placement transaction pursuant to the Securities Purchase and Exchange Agreement. As Blackhawk II is a holding company that has no actual operations, it does not have a principal business or principal office address. Blackhawk II has a registered agent address in the State of Delaware and a mailing address of c/o William R. Ziegler, Satterlee Stephens Burke & Burke LLP, 230 Park Avenue, 11th Floor, New York, New York 10169. The sole managing member of Blackhawk II is BCP (as hereinafter defined).

     Blackhawk Investors, L.L.C. is a Delaware limited liability company ("Blackhawk I") that was formed in 1997 to acquire, own and hold the securities of the Company (inclusive of the shares of Common Stock) to be purchased by it pursuant to a prior securities purchase and exchange agreement among the Company, Blackhawk I and certain other purchasers named therein. As Blackhawk I is a holding company that has no actual operations, it does not have a principal business or principal office address. Blackhawk I has a registered agent address in the State of Delaware and a mailing address of c/o William R. Ziegler, Satterlee Stephens Burke & Burke LLP, 230 Park Avenue, 11th Floor, New York, New York 10169. The sole managing member of Blackhawk I is BCP.

     Blackhawk Capital Partners is a Texas general partnership ("BCP") that was formed in 1997 to serve as the sole managing member of Blackhawk I. BCP is also the sole managing member of Blackhawk II. The address of the principal business and the principal office of BCP is 14701 St. Mary's Lane, Suite 800, Houston, Texas 77079. The only partners of BCP are Steven A. Webster and William R. Ziegler.

     Somerset Capital Partners is a New York general partnership ("SCP"). The principal business of SCP is private investments and the address of its principal business and office is 50 Fountain Plaza, Suite 1220, Buffalo, New York 14202. The only partners of SCP are Thomas H. O'Neill, Jr., Steven A. Webster and William R. Ziegler.

     Thomas H. O'Neill, Jr. ("O'Neill") is a natural person and has a business address of 50 Fountain Plaza, Suite 1220, Buffalo, New York 14202. The present principal occupation or employment of O'Neill is as Chairman of Union Drilling, Inc., an oil and gas drilling company with operations in the Appalachian Basin and the Rocky Mountains, with its principal place of business located at South Pittsburgh Technology Park, 3117 Washington Pike Bridgeville, Pennsylvania 15017. O'Neill is a United States citizen.

     Steven A. Webster ("Webster") is a natural person and has a business address of c/o Carrizo Oil & Gas Inc., 14701 St. Mary's Lane, Suite 800, Houston, Texas 77079. The present principal occupation or employment of Webster is as Chairman of Carrizo Oil & Gas, Inc., an independent oil and gas company which is listed on the Nasdaq, with its principal place of business located at 14701 St. Mary's Lane, Suite 800, Houston, Texas 77079. Webster is a United States citizen. Webster is a director of the Company.

     William R. Ziegler ("Ziegler") is a natural person and has a business address of c/o Satterlee Stephens Burke & Burke LLP, 230 Park Avenue, 11th Floor, New York, New York 10169. The present principal occupation or employment of Ziegler is as counsel to Satterlee Stephens

                              Page 10 of 69 Pages

Burke & Burke LLP, a law firm with its principal place of business located at 230 Park Avenue, 11th Floor, New York, New York 10169. Ziegler is a United States citizen. Ziegler is a director of the Company.

     During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to the terms and conditions of the Securities Purchase and Exchange Agreement, on May 2, 2003, Blackhawk II purchased 5,317,804 shares of Common Stock from the Company in a private placement transaction, for an aggregate cash purchase price of $1,500,000. The source of funds for the $1,500,000 aggregate purchase price for the Common Stock of the Company purchased by Blackhawk II pursuant to the Securities Purchase and Exchange Agreement was the offering and sale of limited liability company interests in Blackhawk II in a private placement transaction.

     Pursuant to the terms and conditions of the Securities Purchase and Exchange Agreement, on May 2, 2003, SCP exchanged Senior Secured Notes Due 2003 of the Company, in the aggregate principal amount of $847,046.40, together with accrued interest thereon (collectively, the "SCP Notes"), and related detachable warrants (collectively, the "SCP Warrants") to purchase an aggregate of 2,760,814 shares of Common Stock (on a pre reverse stock split basis), for 339,374 shares (the "SCP Shares") of Common Stock (on a post reverse stock split basis). The purchase price for the SCP Notes and the SCP Warrants acquired by SCP in October of 1999 was $700,000 and the source of funds was working capital of SCP.

     Pursuant to the terms and conditions of the Securities Purchase and Exchange Agreement, on May 2, 2003, Webster exchanged Senior Secured Notes Due 2003 of the Company, in the aggregate principal amount of $181,509.94, together with accrued interest thereon (collectively, the "Webster Notes"), and related detachable warrants (collectively, the "Webster Warrants") to purchase an aggregate of 591,603 shares of Common Stock (on a pre reverse stock split basis), for 72,723 shares (the "Webster Shares") of Common Stock (on a post reverse stock split basis). The purchase price for the Webster Notes and the Webster Warrants acquired by Webster in October of 1999 was $150,000 and the source of funds was personal funds of Webster.

     Pursuant to the terms and conditions of the Securities Purchase and Exchange Agreement, on May 2, 2003, Ziegler exchanged Senior Secured Notes Due 2003 of the Company, in the aggregate principal amount of $181,509.94, together with accrued interest thereon (collectively, the "Ziegler Notes"), and related detachable warrants (collectively, the "Ziegler Warrants") to purchase an aggregate of 591,603 shares of Common Stock (on a pre reverse stock split basis), for 72,723 shares

                              Page 11 of 69 Pages

(the "Ziegler Shares") of Common Stock (on a post reverse stock split basis). The purchase price for the Ziegler Notes and the Ziegler Warrants acquired by Ziegler in October of 1999 was $150,000 and the source of funds was personal funds of Ziegler.

ITEM 4. PURPOSE OF TRANSACTION.

     As disclosed in the Company's Proxy Statement for its 2002 Annual Meeting of Stockholders held March 18, 2003 (the "Proxy Statement"), the Company sought stockholder approval of a series of debt restructuring, recapitalization and private placement transactions with the Company's principal creditors (collectively, the "Restructuring"), as an alternative to a bankruptcy reorganization or liquidation. (see "THE RESTRUCTURING (Proposal 1) - Restructuring Alternative to Bankruptcy Reorganization or Liquidation" at page 8 of the Proxy Statement and "BACKGROUND OF THE RESTRUCTURING" at pages 16-21 of the Proxy Statement). The principal elements of the Restructuring included: (i) a 1:100 reverse stock split of the outstanding common stock (the "Reverse Stock Split"); (ii) a $3,500,000 private placement of shares of Common Stock representing 56% of the Company's outstanding Common Stock immediately following the Restructuring giving effect to the Reverse Stock Split (the "Private Placement"); (iii) the exchange of all of the indebtedness evidenced by the 2003 Notes of the Company and the 2003 Warrants of the Company for an aggregate of up to 15% of the Company's Common Stock outstanding after giving effect to the Reverse Stock Split and Private Placement or, at the election of the holders of the 2003 Notes, an aggregate of up to $135,000 cash paid at closing out of the proceeds of the Private Placement; (iv) the exchange of all of the indebtedness evidenced by the 2005 Notes of the Company and the 2005 Warrants of the Company for an aggregate of $15,000 cash paid at closing out of the proceeds of the Private Placement; (v) a restructuring of the Company's lease obligations under the equipment lease between the Company and GeoLease Partners, L.P. ("GeoLease"); (vi) the reduction of the percentage ownership of common stock of the Company by existing stockholders of the Company (including Blackhawk I, Webster and Ziegler) from 100% (pre-Restructuring) to 1% of the Common Stock outstanding after the Reverse Stock Split and the issuance of new shares of Common Stock to investors (including Blackhawk II) in the Private Placement (collectively, the "Cash Investors"), the holders of 2003 Notes electing to receive Common Stock in exchange for 2003 Notes and 2003 Warrants and GeoLease; and (vii) the grant by the Company of certain demand and piggyback registration rights to the Cash Investors and to GeoLease and the holders of 2003 Notes electing to receive Common Stock in the Restructuring. (see "THE RESTRUCTURING (Proposal 1) - Principal Elements of the Restructuring" at pages 5-7 of the Proxy Statement). A copy of the Proxy Statement is attached hereto as Exhibit IV.

     Under the terms of the Restructuring, it was a condition precedent to the obligations of the holders of the 2003 Notes and Warrants and the holders of the 2005 Notes and Warrants to exchange their notes and warrants for shares of Common Stock and/or cash (as the case may be), and to the obligation of GeoLease to restructure the lease obligations, that the Company shall have completed the Private Placement in the amount of not less than $3,500,000 and applied the proceeds thereof as described in the Proxy Statement. The Company therefore sought commitments from existing investors as well as new investors to invest cash in the Company and participate in the Private Placement. Ziegler and Webster, the partners of BCP, the sole managing member of Blackhawk I, which prior to the consummation of the Restructuring, was the largest stockholder of the Company,

                              Page 12 of 69 Pages
formed Blackhawk II and offered and sold membership interests in Blackhawk II primarily to existing debt and equity investors in the Company and their affiliates to raise $1,500,000 of the required Private Placement funds. The purchase by a new, nonaffiliated investor of the remaining $2,000,000 of Common Stock in the Private Placement was negotiated. Blackhawk II purchased 5,317,804 shares of Common Stock, or 28% of the outstanding Common Stock after giving effect to the consummation of the Restructuring transactions, for and aggregate purchase price of $1,500,000 and Valentis SB, L.P., the new investor ("Valentis") purchased 5,317,803 shares of Common Stock, or 28% of the outstanding Common Stock after giving effect to the consummation of the Restructuring transactions, for and aggregate purchase price of $2,000,000. As part of these Private Placement transactions, Blackhawk II, Blackhawk I, BCP, SCP, Webster and Ziegler (individually, a "Blackhawk Shareholder" and collectively, the "Blackhawk Shareholders") entered into a Shareholders Agreement (the "Shareholders Agreement") with Valentis and the Company, providing for, among other things, certain co-sale rights and obligations, restrictions on transfer of shares and certain agreements concerning the voting of shares. For a three year period following the execution of the Shareholders Agreement, (i) each Blackhawk Shareholder agreed to vote all shares of Common Stock owned or controlled by him or it to elect and maintain as a director of the Company an individual nominated by Valentis to serve as its director designee; (ii) Valentis agreed to vote all of the shares of Common Stock owned or controlled by it to elect and maintain as directors of the Company Messrs. Christopher Harte, Webster and Ziegler, the three incumbent directors of the Company as the Blackhawk designees; and (iii) the Company agreed to take all action deemed necessary, advisable or appropriate to facilitate the election and maintenance of the Valentis and Blackhawk director designees, including without limitation, causing the Board of Directors of the Company to adopt a resolution increasing the size of the Board by one member and electing the initial designee of Valentis as a director to fill the vacancy created by the new directorship.

     Pursuant to the Securities Purchase and Exchange Agreement, (i) the Cash Investors (including Blackhawk II), the holders of the 2003 Notes and 2003 Warrants that elected to receive Common Stock in lieu of cash upon exchange of their notes and warrants (including SCP, Webster and Ziegler), and GeoLease entered into a Registration Rights Agreement dated as of May 2, 2003 with the Company (the "Registration Rights Agreement"), pursuant to which (A) the Cash Investors are entitled to three demand registration rights following the first anniversary of the closing, plus immediately exercisable and unlimited piggyback registration rights, in each case, pari passu with the registration rights of the 2003 Noteholders and GeoLease and (B) GeoLease and the 2003 Noteholders electing to receive Common Stock for their 2003 Notes and 2003 Warrants in lieu of cash, acting together, are entitled to two demand registration rights following the first anniversary of the closing, plus immediately exercisable and unlimited piggyback registration rights, in each case, with priority over other holders of registration rights but without preference to or priority over the registration rights of the Cash Investors, and (ii) each of Blackhawk I, Blackhawk II, BCP, SCP, Webster and Ziegler (collectively, the "Blackhawk Partners") entered into a Co-Sale Agreement dated as of May 2, 2003 with GeoLease and each of the 2003 Noteholders electing to receive shares of Common Stock in lieu of cash for their notes and warrants (collectively, the "Investors") and the Company (the "Co-Sale Agreement"), pursuant to which, among other things, (A) the Blackhawk Partners agreed not to sell, assign, transfer or dispose of their shares of Common Stock without the consent of the Investors, except as otherwise provided in the Co-Sale Agreement (which includes a number of categories of exempt transfers) and

                              Page 13 of 69 Pages

(B) the Blackhawk Partners granted to the Investors certain co-sale rights to participate in any sale or transfer (other than exempt transfers) by any Blackhawk Partner(s) of at least 25% of the shares of Common Stock owned by such Blackhawk Partner(s).

     The Common Stock issued to the Reporting Persons pursuant to the terms and conditions of the Securities Purchase and Exchange Agreement, was acquired by such Reporting Persons not only for investment purposes, but also for the purpose of acquiring or maintaining, as the case may be, control of the Company and influencing management. As previously mentioned, the primary purpose of the Restructuring transactions (inclusive of the Reverse Stock Split, exchange of notes and warrants for Common Stock and Private Placement transactions) was to avoid a bankruptcy reorganization or liquidation of the Company.

     Although there is no present intention to do so, any of the Reporting Persons may decide to make additional purchases of Common Stock in the future either in the open market or in private transactions, subject to their evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons, prospects for the respective business' of the Reporting Persons, general economic conditions, money and stock market conditions and other future developments.

     Depending upon the results of the reviews and the other factors mentioned above, any of the Reporting Persons, at any time, may decide to change his or its intention with respect to the acquisition and/or retention of shares of Common Stock, including, without limitation, a determination to increase, decrease or entirely dispose of its holdings of Common Stock, although none of the Reporting Persons has any current intention to do so.

     Any of the Reporting Persons may also approach members of the Company's management in connection with the foregoing and/or any other matter enumerated in clauses (a) through (j) of Item 4 of Schedule 13D and/or Webster or Ziegler may seek to influence the management of the Company in his capacity as a director of the Company.

     The descriptions of the Securities Purchase and Exchange Agreement, the Shareholders Agreement, the Proxy Statement, the Registration Rights Agreement and the Co-Sale Agreement (in each case, inclusive of the other agreements which are exhibits thereto), contained in this Item 4 are summaries and are subject to and qualified in their entirety by reference to the detailed provisions of the Securities Purchase and Exchange Agreement, the Shareholders Agreement, the Proxy Statement, the Registration Rights Agreement and the Co-Sale Agreement, copies of which are attached hereto as Exhibits II, III, IV, V and VI, respectively, and incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons named in Item 2 above are as follows:

                              Page 14 of 69 Pages

     The aggregate number and percentage of the Common Stock which are owned beneficially and of record by Blackhawk II on the date hereof are 5,317,804 shares of Common Stock, or approximately 28.0% of the estimated 18,992,156 shares of Common Stock that will be issued and outstanding after giving effect to the consummation of the Restructuring transactions (inclusive of the Reverse Stock Split), as set forth in the Proxy Statement (the exact number of shares after cash-out of fractional interests as part of the Reverse Stock Split is not yet available). If all of the Reporting Persons named in Item 2 hereof are deemed to constitute a "group" within the meaning of Rule 13d-5(b)(1) promulgated pursuant to the Exchange Act, whether by virtue of the voting agreements and co-sale rights contained in the Shareholders Agreement or otherwise, then Blackhawk II may be deemed to beneficially own all 5,895,956 shares, or approximately 31.0% of the estimated 18,992,156 shares of Common Stock that will be issued and outstanding after giving effect to the consummation of the Restructuring transactions, collectively owned of record by such Reporting Persons. Blackhawk II expressly disclaims beneficial ownership of any shares of Common Stock owned of record by the other Reporting Persons.

     The aggregate number and percentage of the Common Stock which are owned beneficially and of record by Blackhawk I on the date hereof are 86,666 shares of Common Stock, or approximately 0.46% of the estimated 18,992,156 shares of Common Stock that will be issued and outstanding after giving effect to the consummation of the Restructuring transactions, as set forth in the Proxy Statement. If all of the Reporting Persons named in Item 2 hereof are deemed to constitute a "group" within the meaning of Rule 13d-5(b)(1) promulgated pursuant to the Exchange Act, whether by virtue of the voting agreements and co-sale rights contained in the Shareholders Agreement or otherwise, then Blackhawk I may be deemed to beneficially own all 5,895,956 shares, or approximately 31.0% of the estimated 18,992,156 shares of Common Stock that will be issued and outstanding after giving effect to the consummation of the Restructuring transactions, collectively owned of record by such Reporting Persons. Blackhawk I expressly disclaims beneficial ownership of any shares of Common Stock owned of record by the other Reporting Persons.

     The aggregate number and percentage of the Common Stock which are owned beneficially by BCP on the date hereof are 5,404,470 shares of Common Stock, or approximately 28.4% of the estimated 18,992,156 shares of Common Stock that will be issued and outstanding after giving effect to the consummation of the Restructuring transactions, as set forth in the Proxy Statement, which number and percentage consist of the 86,666 shares owned of record by Blackhawk I and the 5,317,804 shares owned of record by Blackhawk II, since BCP is the managing member of both Blackhawk I and Blackhawk II. If all of the Reporting Persons named in Item 2 hereof are deemed to constitute a "group" within the meaning of Rule 13d-5(b)(1) promulgated pursuant to the Exchange Act, whether by virtue of the voting agreements and co-sale rights contained in the Shareholders Agreement or otherwise, then BCP may be deemed to beneficially own all 5,895,956 shares, or approximately 31.0% of the estimated 18,992,156 shares of Common Stock that will be issued and outstanding after giving effect to the consummation of the Restructuring transactions, collectively owned of record by such Reporting Persons. BCP expressly disclaims beneficial ownership of any shares of Common Stock owned of record by the other Reporting Persons (other than Blackhawk I or Blackhawk II).

                              Page 15 of 69 Pages

     The aggregate number and percentage of the Common Stock which are owned beneficially and of record by SCP on the date hereof are 339,374 shares of Common Stock, or approximately 1.8% of the estimated 18,992,156 shares of Common Stock that will be issued and outstanding after giving effect to the consummation of the Restructuring transactions, as set forth in the Proxy Statement, which number and percentage consist solely of the of the 339,374 shares owned of record by SCP. If all of the Reporting Persons named in Item 2 hereof are deemed to constitute a "group" within the meaning of Rule 13d-5(b)(1) promulgated pursuant to the Exchange Act, whether by virtue of the voting agreements and co-sale rights contained in the Shareholders Agreement or otherwise, then SCP may be deemed to beneficially own all 5,895,956 shares, or approximately 31.0% of the estimated 18,992,156 shares of Common Stock that will be issued and outstanding after giving effect to the consummation of the Restructuring transactions, collectively owned of record by such Reporting Persons. SCP expressly disclaims beneficial ownership of any shares of Common Stock owned of record by the other Reporting Persons.

     The aggregate number and percentage of the Common Stock which are owned beneficially by O'Neill on the date hereof are 339,374 shares of Common Stock, or approximately 1.8% of the estimated 18,992,156 shares of Common Stock that will be issued and outstanding after giving effect to the consummation of the Restructuring transactions, as set forth in the Proxy Statement, which number and percentage consist solely of the 339,374 shares of Common Stock owned of record by SCP, since O'Neill is one of three general partners of SCP. If all of the Reporting Persons named in Item 2 hereof are deemed to constitute a "group" within the meaning of Rule 13d-5(b)(1) promulgated pursuant to the Exchange Act, whether by virtue of the voting agreements and co-sale rights contained in the Shareholders Agreement or otherwise, then O'Neill may be deemed to beneficially own all 5,895,956 shares, or approximately 1.8% of the estimated 18,992,156 shares of Common Stock that will be issued and outstanding after giving effect to the consummation of the Restructuring transactions, collectively owned of record by such Reporting Persons. O'Neill expressly disclaims beneficial ownership of any shares of Common Stock owned of record by the Reporting Persons other than SCP.

     The aggregate number and percentage of the Common Stock which are owned beneficially by Webster on the date hereof are 5,819,900 shares of Common Stock, or approximately 30.6% of the estimated 18,992,156 shares of Common Stock that will be issued and outstanding after giving effect to the consummation of the Restructuring transactions, as set forth in the Proxy Statement, which number and percentage consist of (i) the 76,056 shares of Common Stock owned of record by Webster, (ii) 339,374 shares of Common Stock owned of record by SCP, since Webster is one of three general partners of SCP, (iii) the 86,666 shares of Common Stock owned of record by Blackhawk I, as Webster is one of two partners of BCP, the managing member of Blackhawk I, and (iv) the 5,317,804 shares of Common Stock owned of record by Blackhawk II, as Webster is one of two partners of BCP, the managing member of Blackhawk II. If all of the Reporting Persons named in Item 2 hereof are deemed to constitute a "group" within the meaning of Rule 13d-5(b)(1) promulgated pursuant to the Exchange Act, whether by virtue of the voting agreements and co-sale rights contained in the Shareholders Agreement or otherwise, then Webster may be deemed to beneficially own all 5,895,956 shares, or approximately 31.0% of the estimated 18,992,156 shares of Common Stock that will be issued and outstanding after giving effect to the consummation of the Restructuring transactions,

                              Page 16 of 69 Pages
collectively owned of record by such Reporting Persons. Webster expressly disclaims beneficial ownership of any shares of Common Stock owned of record by Ziegler.

     The aggregate number and percentage of the Common Stock which are owned beneficially by Ziegler on the date hereof are 5,819,900 shares of Common Stock, or approximately 30.6% of the estimated 18,992,156 shares of Common Stock that will be issued and outstanding after giving effect to the consummation of the Restructuring transactions, as set forth in the Proxy Statement, which number and percentage consist of (i) the 76,056 shares of Common Stock owned of record by Ziegler, (ii) 339,374 shares of Common Stock owned of record by SCP, since Ziegler is one of three general partners of SCP, (iii) the 86,666 shares of Common Stock owned of record by Blackhawk I, as Ziegler is one of two partners of BCP, the managing member of Blackhawk I, and (iv) the 5,317,804 shares of Common Stock owned of record by Blackhawk II, as Ziegler is one of two partners of BCP, the managing member of Blackhawk II. If all of the Reporting Persons named in Item 2 hereof are deemed to constitute a "group" within the meaning of Rule 13d-5(b)(1) promulgated pursuant to the Exchange Act, whether by virtue of the voting agreements and co-sale rights contained in the Shareholders Agreement or otherwise, then Ziegler may be deemed to beneficially own all 5,895,956 shares, or approximately 31.0% of the estimated 18,992,156 shares of Common Stock that will be issued and outstanding after giving effect to the consummation of the Restructuring transactions, collectively owned of record by such Reporting Persons. Ziegler expressly disclaims beneficial ownership of any shares of Common Stock owned of record by Webster.

     In addition, and notwithstanding the foregoing, if all of the Reporting Persons named in Item 2 hereof and Valentis are deemed to constitute a "group" within the meaning of Rule 13d-5(b)(1) promulgated pursuant to the Exchange Act, by virtue of the voting agreements and co-sale rights contained in the Shareholders Agreement, then each of the Reporting Persons may be deemed to beneficially own all 11,213,759 shares, or approximately 59.0% of the estimated 18,992,156 shares of Common Stock that will be issued and outstanding after giving effect to the consummation of the Restructuring transactions, collectively owned of record by all of the Reporting Persons and Valentis. In addition to the other disclaimers of beneficial ownership of securities set forth above, each of the Reporting Persons expressly disclaims beneficial ownership of any and all shares of Common Stock owned of record by Valentis.

     (b) With respect to each person named in response to paragraph (a) of this
Item 5 of Schedule 13D, set forth below are the number of shares of Common Stock, as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition:

     Blackhawk II may be deemed to have the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 5,317,804 shares of Common Stock owned of record by it. Notwithstanding the foregoing, BCP, as the sole managing member of Blackhawk II, and each of Webster and Ziegler, as the general partners of BCP, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 5,317,804 shares of Common Stock owned of record by Blackhawk II.

                              Page 17 of 69 Pages

     Blackhawk I may be deemed to have the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 86,666 shares of Common Stock owned of record by it. Notwithstanding the foregoing, BCP, as the sole managing member of Blackhawk I, and each of Webster and Ziegler, as the general partners of BCP, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 86,666 shares of Common Stock owned of record by Blackhawk I.

     BCP, as the sole managing member of each of Blackhawk I and Blackhawk II, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 86,666 shares of Common Stock owned of record by Blackhawk I and the 5,317,804 shares of Common Stock owned of record by Blackhawk II.

     SCP may be deemed to have the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 339,374 shares of Common Stock owned of record by it. Notwithstanding the foregoing, each of O'Neill, Webster and Ziegler, as the general partners of SCP, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 339,374 shares of Common Stock owned of record by SCP.

     O'Neill, as one of the three partners of SCP, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 339,374 shares of Common Stock owned of record by SCP.

     Webster has the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) 76,056 shares of Common Stock owned of record by him. In addition, Webster, (i) as a general partner of BCP, the sole managing member of each of Blackhawk I and Blackhawk II, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 86,666 shares of Common Stock owned beneficially and of record by Blackhawk I and the 5,317,804 shares of Common Stock owned beneficially and of record by Blackhawk II, and (ii) as a general partner of SCP, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 339,374 shares of Common Stock owned beneficially and of record by SCP.

     Ziegler has the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) 76,056 shares of Common Stock owned of record by him. In addition, Ziegler, (i) as a general partner of BCP, the sole managing member of each of Blackhawk I and Blackhawk II, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 86,666 shares of Common Stock owned beneficially and of record by Blackhawk I and the 5,317,804 shares of Common Stock owned beneficially and of record by Blackhawk II, and (ii) as a general partner of SCP, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 339,374 shares of Common Stock owned beneficially and of record by SCP.

     In addition, notwithstanding the foregoing: (i) if Blackhawk I, Blackhawk II, BCP, SCP, O'Neill, Webster and Ziegler are deemed to constitute a "group" within the meaning of Section

                              Page 18 of 69 Pages

13(d)(3) and Rule 13d-5(b), then (A) Webster and O'Neill may be deemed to share with Ziegler the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 76,056 shares of Common Stock owned of record by Ziegler, (B) Ziegler and O'Neill may be deemed to share with Webster the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 76,056 shares of Common Stock owned of record by Webster, and (C) each of Blackhawk I, Blackhawk II, BCP and SCP may be deemed to share (x) with Webster, the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 76,056 shares of Common Stock owned of record by Webster and (y) with Ziegler, the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 76,056 shares of Common Stock owned of record by him; and (ii) by virtue of the voting agreements contained in the Shareholders Agreement, during the three year term of such voting agreements, (A) each of the Blackhawk Shareholders may be deemed to share with Valentis the power to vote (and direct the vote of) the 5,317,803 shares of Common Stock owned of record by Valentis, but only with respect to any vote on the election of directors, and (B) Valentis may be deemed to share with the Blackhawk Shareholders the power to vote (and direct the vote of) the 5,895,956 shares of Common Stock owned in the aggregate by the Blackhawk Shareholders, but only with respect to any vote on the election of directors. Each of Webster and Ziegler expressly disclaims beneficial ownership of the shares of Common Stock owned of record by the other. O'Neill expressly disclaims beneficial ownership of the shares of Common Stock owned of record by Webster, Ziegler, Blackhawk I and/or Blackhawk II. Each of Blackhawk I, Blackhawk II and SCP expressly disclaims beneficial ownership of the shares of Common Stock owned of record by the other Blackhawk Shareholders. BCP expressly disclaims beneficial ownership of the shares of Common Stock owned of record by SCP, Webster and/or Ziegler. Except to the extent of the voting agreement set forth in the Shareholders Agreement, each of the Blackhawk Shareholders expressly disclaims beneficial ownership of the 5,317,803 shares of Common Stock owned of record by Valentis.

     (c) Except for the acquisition of the shares of Common Stock pursuant to the terms of the Securities Purchase and Exchange Agreement, all as more fully disclosed in response to Items 3 and 4 above, during the past 60 days, none of the Reporting Persons has effected any transaction in the Common Stock. See Items 3 and 4 above for further details in connection with the acquisition of the shares of Common Stock pursuant to the Securities Purchase and Exchange Agreement.

     (d) Not applicable.

     (e) Not applicable.


                              Page 19 of 69 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As previously disclosed in Item 4 above, (i) Blackhawk II, SCP, Webster and Ziegler are parties to the Securities Purchase and Exchange Agreement, which provided for the sale and issuance of shares of Common Stock to such Reporting Persons, and (ii) Blackhawk I, Blackhawk II, BCP, SCP, Webster and Ziegler entered into the Shareholders Agreement with the Company and Valentis. See Item 4 above for further details with respect to the provisions of the Securities Purchase and Exchange Agreement and the Shareholders Agreement.

     In addition, contemporaneously with the execution and delivery of the Securities Purchase and Exchange Agreement, (i) Blackhawk II, SCP, Webster and Ziegler entered into the Registration Rights Agreement with the Company and the other Cash Investors, 2003 Noteholders electing to receive Common Stock for their notes and warrants and GeoLease, and (ii) Blackhawk I, Blackhawk II, BCP, SCP, Webster and Ziegler entered into the Co-Sale Agreement with the Company and the other Cash Investors, 2003 Noteholders electing to receive Common Stock for their notes and warrants and GeoLease. See Item 4 above for further details with respect to the provisions of the Registration Rights Agreement and the Co-Sale Agreement.

     As previously disclosed in the Initial Group Filing, (i) Blackhawk I, Webster and Ziegler are also parties to a another Registration Rights Agreement with the Company dated as of July 18, 1997, as amended by an Amendment thereto dated as of July 18, 1997 (the "Blackhawk I Registration Rights Agreement"), that requires the Company, upon the occurrence of certain events, to register for resale under the Securities Act of 1933, as amended (the "Securities Act"), the shares of Common Stock owned or to be owned by Blackhawk I, Webster or Ziegler, or their affiliates or permitted transferees and (ii) Webster and Ziegler are parties to another Registration Rights Agreement with the Company dated as of April 25, 1997 (the "Bridge Loan Registration Rights Agreement"), that requires the Company, upon the occurrence of certain events, to register for resale under the Securities Act, the shares of Common Stock owned or to be owned by Webster or Ziegler, their affiliates or permitted transferees. Copies of the Blackhawk I Registration Rights Agreement and the Bridge Loan Registration Rights Agreement are attached hereto as Exhibits VII and VIII, respectively.

     The descriptions of the Securities Purchase and Exchange Agreement, Shareholders Agreement, Registration Rights Agreement, Co-Sale Agreement, Blackhawk I Registration Rights Agreement and Bridge Loan Registration Rights Agreement contained in this Item 6 are summaries and are subject to and qualified in their entirety by reference to the detailed provisions of the Securities Purchase and Exchange Agreement, Shareholders Agreement, Registration Rights Agreement, Co-Sale Agreement, Blackhawk I Registration Rights Agreement and Bridge Loan Registration Rights Agreement, copies of which are attached hereto as Exhibits II, III, V , VI, VII and VIII, respectively, and incorporated herein by reference.

     Except as described above, none of the Reporting Persons is a party to any contracts, arrangements, understandings or relationships with respect to the securities of the issuer that are required to be disclosed under Item 6 of
Schedule 13D.

                              Page 20 of 69 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     I.       Group Filing Agreement referred to in the Introduction.

     II. Securities Purchase and Exchange Agreement referred to in the Introduction and in Items 2, 3, 4, 5 and 6.

     III. Shareholders Agreement referred to in the Introduction and Items 4, 5 and 6.

     IV.      Proxy Statement referred to in Items 4 and 5.

     V.       Registration Rights Agreement referred to in Items 4 and 6.

     VI.      Co-Sale Agreement referred to in Items 4 and 6.

     VII.     Blackhawk I Registration Rights Agreement referred to in Item 6.

     VIII.    Bridge Loan Registration Rights Agreement referred to in Item 6.



                              Page 21 of 69 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated: May 12, 2003               BLACKHAWK INVESTORS II, L.L.C.
                                  By: Blackhawk Capital Partners, its Managing
                                        Member

                                  By: /s/ WILLIAM R. ZIEGLER
                                      ------------------------------------------
                                      William R. Ziegler, Partner


Dated: May 12, 2003               BLACKHAWK INVESTORS, L.L.C.
                                  By: Blackhawk Capital Partners, its Managing
                                        Member


                                  By: /s/ WILLIAM R. ZIEGLER
                                      ------------------------------------------
                                      William R. Ziegler, Partner


Dated: May 12, 2003               BLACKHAWK CAPITAL PARTNERS


                                  By: /s/ WILLIAM R. ZIEGLER
                                      ------------------------------------------
                                      William R. Ziegler, Partner


Dated: May 12, 2003               SOMERSET CAPITAL PARTNERS


                                  By: /s/ WILLIAM R. ZIEGLER
                                      ------------------------------------------
                                      William R. Ziegler, Partner



Dated: May 12, 2003               /s/ THOMAS H. O'NEILL, JR.
                                  ----------------------------------------------
                                  Thomas H. O'Neill, Jr., Individually


                              Page 22 of 69 Pages

Dated: May 12, 2003               /s/ STEVEN A. WEBSTER
                                  ----------------------------------------------
                                  Steven A. Webster, Individually



Dated: May 12, 2003               /s/ WILLIAM R. ZIEGLER
                                  ----------------------------------------------
                                  William R. Ziegler, Individually




                              Page 23 of 69 Pages

                                  EXHIBIT INDEX
                                  -------------

Exhibit
Number   Description                                                           Page No.
------   -----------                                                           --------
I        Schedule 13D Joint Filing Agreement dated May 12, 2003 among the        25
         Reporting Persons

II       Securities Purchase and Exchange Agreement dated as of May 2,
         2003 among the Company, the Cash Investors (including
         Blackhawk II), the 2003 Noteholders (including SCP, Webster and Ziegler), the 2005 Noteholders and GeoLease (Incorporated by reference to Form of Securities Purchase and Exchange
         Agreement attached as Appendix A to the Proxy Statement filed by the Company with the Commission on February 14, 2003 (File
         No. 000-09268))

III      Shareholders Agreement dated as of May 2, 2003 among the Blackhawk      27
         Shareholders, Valentis and the Company

IV       Proxy Statement of the Company for the 2002 Annual Meeting of
         Stockholders (Incorporated by reference to the Definitive
         Proxy Statement of the Company on Schedule 14A filed with the Commission on February 14, 2003 (File No. 000-09268))

V        Registration Rights Agreement dated as of May 2, 2003 among the         46
         Company, the Cash Investors (including Blackhawk II), the 2003
         Noteholders (including SCP, Webster and Ziegler) and GeoLease

VI       Co-Sale Agreement dated as of May 2, 2003 among Blackhawk I,            61
         Blackhawk II, BCP, SCP, Webster and Ziegler, the 2003 Noteholders,
         GeoLease and the Company

VII Registration Rights Agreement dated as of July 18, 1997 among the Company, Blackhawk I, Webster and Ziegler, as amended by Amendment to Registration Rights Agreement dated as of July
         18, 1997, among the Company, Blackhawk I, Webster and Ziegler
         (Incorporated by reference to Exhibit XI(a) and XI(b) to the Schedule 13D filed by Blackhawk I, BCP, Webster and Ziegler with the Commission on October 27, 1997)

VIII Registration Rights Agreement dated as of April 25, 1997 among the Company, Webster and Ziegler (Incorporated by reference to Exhibit V to the Schedule 13D filed by Messrs. Webster and
         Ziegler with the Commission on May 5, 1997)


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